KludeIn I Acquisition Corp.

1096 Keeler Avenue

Berkeley, CA 94708

February 9, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance
100 F Street N.E.

Washington, D.C. 20549

Re:	KludeIn I Acquisition Corp.
Amendment No. 8 to Registration Statement on Form S-4
Filed February 3, 2023
File No. 333-265952

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, KludeIn I Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Monday, February 13, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Narayan Ramachandran
Narayan Ramachandran
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP